SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 1

                   Under the Securities Exchange Act of 1934


                      Flexible Solutions International Inc.
        ----------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock,
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  33938T104
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                   Dan O'Brien
                                2614 Queenswood
                              Victoria BC V8N 1X5
                                  250 477 9969
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                      April 15, 2002 (see explanatory note)
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No.  33938T104


EXPLANATORY NOTE:

This amendment supercedes and cancels a paper Schedule 13D filing that was made April 15, 2002. The original filing was not required; the Reporting Person did not beneficially own a sufficient number of shares at that time or at any subsequent time.

                                 SCHEDULE 13D/A

CUSIP No.  33938T104
- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      John Bientjes
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
- ------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
- ------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        35,000
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               35,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
- ------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      35,000
- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  33938T104

                                 SCHEDULE 13D/A
ITEM 1. SECURITY AND ISSUER

     Option to acquire 5,000 shares of Common Stock, at a price of $4.25 per share

     Flexible Solutions International Inc.
     2614 Queenswood Drive
     Victoria, BC V8N 1X5

ITEM 2. IDENTITY AND BACKGROUND

     (a) John Bientjes

     (b) 2614 Queenswood Dr.
         Victoria BC V8N 1X5

     (c) John Bientjes, Director of Flexible Solutions International Inc. and employed by Commercial Aquatics Ltd, 201-1305 Welch St. N. Vancouver BC.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Canada


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares were issued in consideration of services rendered and the agreement to serve as a director.


ITEM 4. PURPOSE OF TRANSACTION

     This amendment is required because the reporting person does not and has not been the beneficial owner of a sufficient number of shares of the issuer to require filing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  35,000
         Percent of outstanding shares owned:               0.2%

     (b) Sole Power of voting for Reporting Person:         35,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not applicable.

CUSIP No.  33938T104


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: March 15, 2004                             John Bientjes

                                                  by:/s/ JOHN BIENTJES
                                                  --------------------
                                                  Director